Exhibit 99.2

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq/AIM Code: HCM)

25 March 2020

Dear Shareholder

The Annual General Meeting (“AGM”) of Hutchison China MediTech Limited (“Company”) will be held at the 47th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong on Monday, 27 April 2020 at 6:00 pm Hong Kong time (11:00 am London time) in accordance with the formal notice convening the AGM as set out on pages 7 to 12.

To safeguard the health and safety of Shareholders (“Shareholders”), the Company encourages Shareholders to exercise their right to vote at the AGM by appointing the Chairman of the AGM as their proxy instead of attending the AGM in person. Shareholders will be able to view a live webcast of the AGM through the website of the Company at https://www.chi-med.com/agm2020/. All registered Shareholders are sent, together with this communication, a letter containing log in details and information on how to access the webcast. Please note that webcast participation does not constitute formal attendance at the AGM nor would Shareholders be able to vote electronically. Shareholders would need to submit their form of proxy ahead of the AGM in accordance with the instructions printed thereon if they wish to cast their votes.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action to take, please consult your stockbroker, bank manager, solicitor, accountant, or other independent professional.

The purpose of this letter is to provide you with information on the resolutions to be proposed for consideration, and if thought fit, approval of the Shareholders at the AGM.

AGM RESOLUTIONS

Resolution 1: Audited Financial Statements

Shareholders are asked to consider and adopt the audited financial statements of the Company for the year ended 31 December 2019 (“Audited Financial Statements”).

Resolutions 2(A) to 2(J) (inclusive): Re-election of Directors

The Company’s articles of association (“Articles”) require one-third of the Directors to retire by rotation at each annual general meeting and to offer themselves for re-election. In the interests of good corporate governance and pursuant to the 2018 UK Corporate Governance Code, the Directors, being Mr Simon To, Mr Christian Hogg, Mr Johnny Cheng, Dr Weiguo Su, Dr Dan Eldar, Ms Edith Shih, Mr Paul Carter, Dr Karen Ferrante, Mr Graeme Jack and Professor Tony Mok have resolved that they will all retire at the AGM and, being eligible, will offer themselves for re-election by Shareholders. The Nomination Committee has reviewed the independence of Mr Paul Carter, Dr Karen Ferrante, Mr Graeme Jack and Professor Tony Mok and has determined that each of them remains independent of management.

Biographies of all the Directors and information on their individual contributions are set out in the 2019 Annual Report.

The Nomination Committee has considered the structure, size, diversity profile and skill set matrix of the current Board and confirmed that each Director will continue possessing the character, experience, integrity and the levels of skills, care and diligence required as a Director of the Company in respect of all decisions taken at both Board and, where applicable, Committee level to ensure the long term sustainable success of the Company.

The Nomination Committee has also conducted an annual evaluation of the performance of the Board and its Committees during 2019. The Nomination Committee concluded that each Director continues to make effective and valuable contributions to the Board and to demonstrate commitment to the role.

Resolution 3: Re-appointment of Auditor

The auditor PricewaterhouseCoopers has indicated its willingness to continue in office as the auditor of the Company (“Auditor”) until the next annual general meeting. Accordingly, Shareholders are asked to consider the re-appointment of the Auditor and to authorise the Board to fix the Auditor’s remuneration.

Resolution 4(A): General Authority to Allot Shares

The purpose of Resolution 4(A) is to grant the Board with authority to issue and allot new ordinary shares of US$0.1 each in the capital of the Company (“Shares”).

In accordance with the guidelines issued by the Investment Association (“IA”) on directors’ authority to allot shares, the authority in Resolution 4(A)(c)(ii) will allow the Board to allot new Shares or to grant rights to subscribe for or convert any security into Shares up to an aggregate nominal amount of US$23,019,159, which is equivalent to approximately one-third of the total issued ordinary share capital of the Company as at 18 March 2020 (being the latest practicable date prior to publication of this letter) (“Latest Practicable Date”). In addition, if passed, the authority in part (c)(ii) of Resolution 4(A) will allow the Board to allot new Shares or to grant rights to subscribe for or convert any security into Shares up to a further aggregate nominal amount of US$23,019,159 in connection with a rights issue only, which is equivalent to approximately one-third of the total issued ordinary share capital of the Company as at the Latest Practicable Date.

The Board considers it desirable to obtain the maximum flexibility as permitted by the IA guidelines to enable allotments to take place to finance business opportunities.

Unless revoked or varied, the authority would expire on the earlier of the end of the next annual general meeting due to be held in 2021, the expiration of the period within which the next annual general meeting of the Company is required by the Articles or any applicable law of the Cayman Islands to be held and the close of business on 26 July 2021.

Resolutions 4(B) and 4(C): Disapplication of Pre-emption Rights

If the Board wishes to allot new Shares and other equity securities for cash (other than in connection with an employee share scheme), article 12(4) of the Articles requires that these Shares are offered first to the Shareholders, in proportion to their existing holdings.

The Board considers it desirable to have the maximum flexibility to enable allotments to take place to finance business opportunities without making a pre-emptive offer to existing Shareholders. This cannot be done under article 12(4) of the Articles unless the Shareholders have first waived their pre-emption rights.

The purpose of Resolution 4(B) is to renew a similar power given at last year’s annual general meeting to empower the Directors (in addition to any powers granted under Resolution 4(C)) to allot new Shares, pursuant to the authorities given by Resolution 4(A), for cash (a) in connection with a pre-emptive offer; and (b) otherwise up to a nominal amount of US$3,452,874, equivalent to approximately five per cent of the total issued ordinary share capital of the Company as at the Latest Practicable Date, in each case without having to comply with the pre-emption rights under article 12(4) of the Articles.

The purpose of Resolution 4(C) is to empower the Directors (in addition to any powers granted under Resolution 4(B) to allot new Shares, pursuant to the authorities given by Resolution 4(A), for cash up to a nominal amount of US$10,358,621, equivalent to approximately fifteen per cent of the total issued ordinary share capital of the Company as at the Latest Practicable Date, for the purposes of an equity raise (including, for the avoidance of doubt, any overallotment in connection therewith) without having to comply with the pre-emption rights under article 12(4) of the Articles.

These authorities will expire as with the general authority in Resolution 4(A) (being the earlier of the end of the next annual general meeting due to be held in 2021, the expiration of the period within which the next annual general meeting of the Company is required by the Articles or any applicable law of the Cayman Islands to be held and the close of business on 26 July 2021).

Resolution 4(D): Authority to Purchase and Repurchase Shares

Shareholders are asked to consider granting the Board with authority as set out in the resolution to purchase or repurchase the securities of the Company that are or may be listed on AIM and the NASDAQ Global Select Market, including any form of depositary interests representing the right to receive such Shares issued by the Company. The aggregate nominal amount of the Shares to be purchased or repurchased shall not exceed five per cent of the issued share capital of the Company as at the date of the passing of Resolution 4(D).

Unless revoked or varied, the authority would expire on the earlier of the end of the next annual general meeting due to be held in 2021, the expiration of the period within which the next annual general meeting of the Company is required by the Articles or any applicable law of the Cayman Islands to be held and the close of business on 26 July 2021. The maximum price which may be paid for a Share which may be purchased or repurchased by the Company will be the higher of: (1) 105 per cent of the average of the middle market quotations for a Share as derived from the Daily Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which the purchase or repurchase is made; and (2) the price of the last independent trade of a Share and the highest current independent bid for a Share on the trading venue where the purchase or repurchase is carried out.

Resolution 5: Authority to Amend the 2015 Share Option Scheme and to Refresh the Scheme Limit under the 2015 Share Option Scheme

In April 2015, Shareholders conditionally adopted a Share Option Scheme (“2015 Share Option Scheme”). The 2015 Share Option Scheme is valid and effective during the period commencing on 13 May 2016 and ending on 12 May 2026, being the date falling 10 years from the date on which the 2015 Share Option Scheme became unconditional.

Under the 2015 Share Option Scheme, the maximum number of Shares which may be issued upon the exercise of all options to be granted under the 2015 Share Option Scheme (“Scheme Limit”) shall not in aggregate exceed 4% of the Shares in issue as at the adoption date (i.e. 24,255,970 Shares) and the Scheme Limit may be refreshed in accordance with the rules of the 2015 Share Option Scheme. Since the adoption of the 2015 Share Option Scheme and up to the Latest Practicable Date, the Company has granted options in respect of an aggregate of 21,358,120 Shares and taking into account options which have lapsed, as at the Latest Practicable Date, the Company may only grant further options in respect of an aggregate of 5,214,590 Shares under the 2015 Share Option Scheme.

The Board considers that the granting of options under the 2015 Share Option Scheme has been and will continue to be an important means by which the Company is able to attract and retain employees and other personnel having appropriate qualifications and experience as the ability for such employees and personnel to acquire equity interests in the Company is an important reward and additional incentive for their contribution to the long term success of the business of the Company.

Accordingly, Shareholders are asked to consider approving the following:

(a)

certain amendments to the rules of the 2015 Share Option Scheme (details of which are set out in Appendix I to this notice), including specifically the amendment of the Scheme Limit to 5% of the Shares in issue as at the adoption date; and

(b)

a refreshment of the Scheme Limit (as amended) so as to allow the Company to grant further options under the 2015 Share Option Scheme in respect of a maximum number of Shares not exceeding 5% of the Shares in issue as at the date of the passing of Resolution 5 (i.e. 34,528,738 Shares, assuming there is no change in the issued share capital of the Company between the Latest Practicable Date up to the date of the passing of Resolution 5).

Resolution 6: Adoption of New Memorandum and Articles

The purpose of Resolution 6, which is proposed as a special resolution, is to adopt a new memorandum of association and articles of association of the Company (“New Memorandum and Articles”) in substitution of the existing memorandum of association and articles of association of the Company. To make it easier for Shareholders to participate in future general meetings, the New Memorandum and Articles would permit the Company to convene “hybrid” general meetings where Shareholders would have the option to attend and participate either in person (in a main location or in specified satellite locations) or virtually by electronic means. The New Memorandum and Articles will not permit the Company to hold wholly virtual general meetings where all attendees participate exclusively through electronic means without a corresponding physical meeting. The New Memorandum and Articles also incorporate minor updates to reflect legislative changes and clerical amendments. A summary of the changes to be made to the articles is set out in Appendix II.

The above summary, and the summary in Appendix II, of the proposed amendments to the memorandum of association and articles of association of the Company is not a definitive or comprehensive analysis and Shareholders should review the New Memorandum and Articles in full and take appropriate advice if they so wish. A copy of the New Memorandum and Articles showing all of the amendments to the current memorandum of association and articles of association of the Company can be downloaded from the Company’s website at: https://www.chi-med.com/ and will also be available for inspection at the venue of the AGM for half-an-hour before the meeting commences until the conclusion of the meeting.

If Resolution 6 is passed, the New Memorandum and Articles will be adopted with effect upon the conclusion of the AGM.

DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong during normal hours for a 14-day period immediately preceding the AGM and at the AGM:

•	the pro-forma Audited Financial Statements;
•	the register of Directors’ interests in the Shares and the service agreements between the Company and the Directors;
•	the existing rules of the 2015 Share Option Scheme;
•	the current memorandum of association and articles of association of the Company; and
•

a copy of the New Memorandum and Articles (together with a blackline against the current memorandum of association and articles of association of the Company to enable Shareholders to easily identify the proposed amendments).

ACTION TO BE TAKEN

Enclosed with this letter is a form of proxy relating to the resolutions to be proposed at the AGM (“Proxy Form”). To safeguard the health and safety of Shareholders, the Company encourages Shareholders to exercise their right to vote at the AGM by appointing the Chairman as their proxy instead of attending the AGM in person. The Proxy Form should be returned to Computershare Investor Services (Jersey) Limited c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom no less than 48 hours (excluding weekends and public holidays) before the time appointed for holding the AGM.

ATTENDANCE AT THE MEETING

Completion and return of the Proxy Form will not prevent you from attending and voting at the AGM (in person, or by a different proxy appointed by a new form of appointment lodged in accordance with the instructions given on the enclosed Proxy Form, or by a duly authorised representative), if you so wish. You may be asked to supply relevant identification in order to ascertain your identity.

RECOMMENDATION

The Board unanimously believes that the proposals described in this letter are in the best interests of the Company and the Shareholders as a whole. They therefore recommend that the Shareholders vote in favour of all the resolutions to be proposed at the AGM.

Yours faithfully

For and on behalf of

Hutchison China MediTech Limited

Simon To

Chairman

APPENDIX I – PROPOSED AMENDMENTS TO THE 2015 SHARE OPTION SCHEME

The proposed amendments to the 2015 Share Option Scheme are set out below:

(a)	the Scheme Limit set out in paragraph 8.1 of the 2015 Share Option Scheme shall be amended from 4% to 5% of the Shares of the Company in issue as at the Adoption Date; and

(b)	paragraph 8.2 of the 2015 Share Option Scheme shall be amended from:

“Subject to Rule 8.5 if applicable, the Board may (with the approval of the shareholders of the Listed Parent in general meeting if required to do so under the Listing Rules) “refresh” the Scheme Limit under Rule 8.1 (and may further “refresh” such limit in accordance with the provisions of this Rule 8.2) provided that the total number of Shares which may be issued upon exercise of all Options to be granted under the Scheme and any options to be granted under any Other Scheme under the limit as “refreshed” shall not exceed 10% of the Shares of the Company in issue at the date on which shareholders of the Listed Parent approve the “refreshed” limit (where applicable). Options previously granted under the Scheme and any Other Scheme (including those outstanding, cancelled, lapsed in accordance with the terms of the relevant scheme, or exercised options) will not be counted for the purpose of calculating the limit as “refreshed”.”

to

“Subject to Rule 8.5 if applicable, the Board may, with the approval of (a) the Shareholders of the Company in the general meeting and (b) the shareholders of the Listed Parent in general meeting if required to do so under the Listing Rules, “refresh” the Scheme Limit under Rule 8.1 (and may further “refresh” such limit in accordance with the provisions of this Rule 8.2) provided that the total number of Shares which may be issued upon exercise of all Options to be granted under the Scheme and any options to be granted under any Other Scheme under the limit as “refreshed” shall not exceed 10% of the Shares of the Company in issue at the date on which Shareholders approve the “refreshed” limit or (if later) the date on which shareholders of the Listed Parent approve the “refreshed” limit (where applicable). Options previously granted under the Scheme and any Other Scheme (including those outstanding, cancelled, lapsed in accordance with the terms of the relevant scheme, or exercised options) will not be counted for the purpose of calculating the limit as “refreshed”.”

APPENDIX II - SUMMARY OF CHANGES TO ARTICLES

The principal differences in the new articles from the current articles include the following:

(1)

To make it easier for the Shareholders to take part in future general meetings (including annual general meetings or adjourned meetings) and to increase shareholder engagement, the new articles permit the Company to hold “hybrid” general meetings where Shareholders have the option to attend and participate either in person (in a main location or in specified satellite locations) or virtually through the use of an electronic facility or facilities. Certain consequential changes to facilitate this amendment have been made throughout the new articles.

(2)

In line with current guidance, the Company is not seeking authority to hold wholly virtual general meetings where all attendees are in separate locations, so a physical meeting place would always be available.

(3)	Should the Board decide to convene a hybrid meeting, details of the facilities for the electronic meeting would be clearly set out in the notice to that meeting.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq/AIM Code: HCM)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of Shareholders of the Company will be held at the 47th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong on Monday, 27 April 2020 at 6:00 pm Hong Kong time (11:00 am London time) for the following purposes:

1.	To consider and adopt the audited financial statements and the reports of the directors and independent auditor for the year ended 31 December 2019.

2.	(A) To re-elect Mr Simon To as a director of the Company.

(B)To re-elect Mr Christian Hogg as a director of the Company.

(C)To re-elect Mr Johnny Cheng as a director of the Company.

(D)To re-elect Dr Weiguo Su as a director of the Company.

(E)To re-elect Dr Dan Eldar as a director of the Company.

(F)To re-elect Ms Edith Shih as a director of the Company.

(G)To re-elect Mr Paul Carter as a director of the Company.

(H)To re-elect Dr Karen Ferrante as a director of the Company.

(I)To re-elect Mr Graeme Jack as a director of the Company.

(J)To re-elect Professor Tony Mok as a director of the Company.

3.	To re-appoint PricewaterhouseCoopers as the auditor of the Company and authorise the board of directors to ﬁx the auditor’s remuneration.

4. (A) To consider and, if thought ﬁt, pass the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT:

(a)

subject to paragraphs (b) and (c) of this resolution and in accordance with the articles of association of the Company (“Articles”), the exercise by the board of directors of the Company (“Board”) during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and otherwise deal with new   shares of the Company (“Shares”) and to allot, issue or grant securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares or such convertible securities, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b)

the approval in paragraph (a) of this resolution shall not extend beyond the Relevant Period but shall authorise the Board during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers after the end of the Relevant Period;

(c)

the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board pursuant to the approval in paragraph (a) of this resolution shall be:

(i)  up to an aggregate nominal amount of US$23,019,159; and

(ii)  in connection with an offer of Equity Shares by way of a Rights Issue (as defined below) to the holders of Shares in the capital of the Company in proportion (as nearly as practicable) to the respective number of Shares held by them, subject to exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange, up to a further aggregate nominal amount of US$23,019,159.”

(B) To consider and, if thought ﬁt, pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

“THAT pursuant to article 12(4) of the Articles and in substitution for all existing authorities under that article:

The Board be and is generally empowered, in addition to any authorities granted under Resolution 4(C), to allot Equity Shares (within the meaning of article 12(4) of the Articles) during the Relevant Period (provided that the Board may during the Relevant Period make or grant offers, agreements, options and warrants which would or might require the exercise of such powers after the end of the Relevant Period as if the powers granted pursuant to this resolution had not expired) for cash pursuant to all authorities conferred by Resolution 4(A) as if article 12(4) did not apply to any such allotment, provided that this power shall be limited to:

(a)

the allotment of Equity Shares in connection with an offer (whether by way of a Rights Issue (as defined below), open offer or otherwise) to the holders of Shares in the capital of the Company in proportion (as nearly as practicable) to the respective number of Shares held by them, subject to exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange; and

(b)	the allotment of Equity Shares for cash (otherwise than pursuant to paragraph (a) of this resolution) up to an aggregate nominal amount of US$3,452,874.”

(C) To consider and, if thought ﬁt, pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

“THAT pursuant to article 12(4) of the Articles and in substitution for all existing authorities under that article:

The Board be and is generally empowered, in addition to any authorities granted under Resolution 4(B), to allot Equity Shares (within the meaning of article 12(4) of the Articles) during the Relevant Period (provided that the Board may during the Relevant Period make or grant offers, agreements, options and warrants which would or might require the exercise of such powers after the end of the Relevant Period as if the powers granted pursuant to this resolution had not expired) for cash pursuant to all authorities conferred by Resolution 4(A) as if article 12(4) did not apply to any such allotment, provided that this power shall be limited to the allotment of Equity Shares for cash up to an aggregate nominal amount of US$10,358,621 in connection with an Equity Raise (as defined below).”

(D) To consider and, if thought ﬁt, pass the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT the exercise by the Board of all the powers of the Company to purchase or repurchase on AIM, a market regulated by the London Stock Exchange, and the NASDAQ Global Select Market on which the securities of the Company are traded and recognised for this purpose, Shares (including any form of depositary interests or American depositary shares representing the right to receive such Shares issued by the Company) and the exercise by the Board of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the AIM Rules for Companies and the NASDAQ Global Select Market Rules, during the Relevant Period, be and are hereby generally and unconditionally approved (save that the Company may enter into a contract to purchase Shares before the approval in this resolution expires under which such purchase will or may be completed or executed wholly or partly after the approval in this resolution expires and may make a purchase of Shares pursuant to any such contract as if the approval in this resolution had not expired), provided that:

(a)

the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in this resolution shall not exceed five per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, and the said approval shall be limited accordingly;

(b)	the minimum price (excluding expenses) which may be paid for a Share which may be purchased or repurchased by the Company pursuant to the approval in this resolution is US$0.1; and

(c)	the maximum price (excluding expenses) which may be paid for a Share which may be purchased or repurchased by the Company pursuant to the approval in this resolution is the higher of:

(i)

an amount equal to 105 per cent of the average of the middle market quotations for a Share as derived from the Daily Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which the purchase or repurchase is made; and

(ii)

an amount equal to the higher of the price of the last independent trade of a Share and the highest current independent bid for a Share on the trading venue where the purchase or repurchase is carried out.”

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT:

(I)

the rules of the Hutchison China MediTech Limited Share Option Scheme conditionally adopted by the Shareholders in April 2015 (“2015 Share Option Scheme”) be amended as set out in Appendix I to this notice; and

(II)

the refreshment of the Scheme Limit (as defined in the 2015 Share Option Scheme) (as amended) in respect of the Shares which may be issued upon the exercise of all Options (as defined in the 2015 Share Option Scheme) to be granted under the 2015 Share Option Scheme (being not more than 5% of the Shares in issue as at the date of passing of this resolution) be and is hereby generally and unconditionally approved and the Board be and is hereby generally empowered to do all such acts and things and execute all such documents as they consider necessary or expedient to give effect to the foregoing, provided that:

(a)

the total number of Shares which may be issued upon the exercise of all Options to be granted under the 2015 Share Option Scheme and any other share option schemes of the Company under the Scheme Limit as refreshed shall not exceed 10% of the Shares in issue at the date of passing this resolution;

(b)

Options previously granted under the 2015 Share Option Scheme and any other share option schemes of the Company (including those outstanding, cancelled, lapsed in accordance with the terms of the relevant scheme or exercised options) prior to the date of passing this resolution shall not be counted for the purpose of calculating the Scheme Limit as refreshed; and

(c)

the Scheme Limit as refreshed shall in no event result in the number of Shares which may be issued upon the exercise of all outstanding Options granted and not yet exercised under the 2015 Share Option Scheme and any options granted and not yet exercised under any other share option schemes of the Company exceeding 10% of the Shares in issue from time to time.”

6. To consider and, if thought fit, pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

“THAT the draft memorandum of association and articles of association produced to the Annual General Meeting and initialled by the Chairman of the Annual General Meeting for the purpose of identification be adopted, with effect upon the conclusion of the Annual General Meeting, as the memorandum of association and articles of association of the Company in substitution for, and to the exclusion of, the Company’s existing memorandum of association and articles of association.”

For the purposes of Resolutions 4(A), 4(B), 4(C) and 4(D),

“Equity Raise” means the issuance of new Shares in connection with one or more potential offerings of Shares, or any securities or financial instruments representing such Shares, on any internationally recognised stock exchange;

“Relevant Period” means the period from the passing of the resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the conclusion of the next annual general meeting of the Company;

(iii)

the revocation or variation of the authority given under the resolution by an ordinary resolution or a special resolution in the case of Resolutions 4(B) and 4(C) of the shareholders of the Company in a general meeting; and

(iv)	the close of business on 26 July 2021; and

“Rights Issue” means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Board to holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).

The register of members of the Company will be closed from 24 April 2020 to 27 April 2020, both days inclusive.

By Order of the Board

Edith Shih

Director and Company Secretary

25 March 2020

Registered Ofﬁce:

P.O. Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Notes:

1.

In order to be entitled to attend and vote at the meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the share registrar of the Company, Computershare Investor Services (Jersey) Limited, Queensway House, Hilgrove Street, St Helier, Jersey, JE1 1ES, Channel Islands no later than 4:00 pm on Thursday, 23 April 2020.

2.	Subject to notes 3 and 9 below, only members are entitled to attend and vote at the meeting.

3.

A  member entitled to attend and vote at the meeting is entitled to appoint one or more proxies (provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member) to attend, speak and, on a poll, vote instead of that member. A proxy need not be a member of the Company. Failure to specify the number of shares each proxy appointment relates to or specifying a number which when taken together with the numbers of shares set out in the other proxy appointments is in excess of the number of shares held by the shareholder may result in the proxy appointment being invalid. The appointment of a proxy will not preclude a shareholder from attending and voting in person at the meeting.

4.

A  form of proxy is enclosed. When appointing more than one proxy, complete a separate proxy form in relation to each appointment. Additional proxy forms may be obtained by contacting Computershare Investor Services (Jersey) Limited c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom or the proxy form may be photocopied. State clearly on each proxy form the number of shares in relation to which the proxy is appointed.

5.

To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with Computershare Investor Services (Jersey) Limited c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom no less than 48 hours (excluding weekends and public holidays) before the time appointed for holding the meeting.

6.	At the meeting, the chairman of the meeting will exercise his power under article 69 of the Articles of the Company to put each of the resolutions to the vote by way of a poll.

7.

In the case of holders of depositary interests representing ordinary shares in the Company, a form of instruction must be completed in order to appoint Computershare Company Nominees Limited, the custodian of the Company (the “Custodian”), to vote on the holder’s behalf at the meeting or, if the meeting is adjourned, at the adjourned meeting. To be effective, a completed and signed form of instruction (and any power of attorney or other authority under which it is signed) must be delivered to the offices of the Custodian, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, by no less than 72 hours (excluding weekends and public holidays) before the time fixed for the meeting or any adjourned meeting.

8.

In the case of holders of American depositary shares representing ordinary shares in the Company, a form of instruction must be completed in order to instruct Deutsche Bank Trust Company Americas, the depositary bank of the Company, to vote on the holder’s behalf at the meeting or, if the meeting is adjourned, at the adjourned meeting or by proxy. To be effective, a completed and signed voting instruction form must be delivered to the offices of the respective proxy service vendors, by no later than 1:00 pm on Thursday, 16 April 2020 (New York city time).

9.

A  member which is a corporation may authorise one or more persons to act as its representative(s) at the meeting. Each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member, provided that (where there is more than one representative and the vote is otherwise than on a show of hands) they do not do so in relation to the same shares.